Mail Stop 4561

April 30, 2007

John Z. Ferguson
7660 Centurion Parkway
Jacksonville, FL 32256

> **Re: a21 Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **File No. 000-51285**

Dear Mr. Ferguson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB

Item 8 – Changes In And Disagreements With Accountants And Financial Disclosure, page 20

Item 8A. Controls and Procedures, page 20

1.   In light of the fact that a material weakness existed with respect to the company's internal controls and procedures, explain to us in reasonable detail the basis for the officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Financial Statements and Notes

Note J – Debt Finances, page F-25

Senior Secured Notes Payable – Related Party, page F-28

2.   We note that certain warrants were recognized as liabilities pursuant to EITF 00-19 based on the terms of the warrants relative to the registration rights and because the terms did not include a liquidating damages provision. It is unclear of why the omission of a liquidating damages provision would lead you to conclude that the warrants should be recognized as a liability. Please advise us and make reference to the specific GAAP literature that supports such basis. In addition, please advise us of the impact of FSP 00-19-2 on your accounting treatment for these warrants going forward.

3.   Advise us how you complied with SFAS 47 which requires a schedule of maturities for your long-term obligations for the each of the five years following the date of the latest balance sheet presented.

Exhibits 31.1 and 31.2

4.   Reference is also being made to Exhibits 31.1 and 31.2 of Form 10-KSB/A filed on April 3, 2007. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief